Filed by Crown LNG Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Catcha Investment Corp

Commission File No. 001-40061

Date: October 2, 2022

Catcha Investment Corp and Crown LNG Holding AS, Announce Public Filing of a

Registration Statement on Form F-4 in Connection with Their Proposed Business Combination

SINGAPORE & OSLO, NORWAY (October 2, 2023) – Catcha Investment Corp (NYSE American: CHAA) (“Catcha”) and Crown LNG Holding AS (“Crown”) today announced the filing of a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with their proposed business combination (the “Business Combination”).

Catcha and Crown announced a definitive business combination agreement on August 3, 2023. Completion of the proposed Business Combination is subject to customary closing conditions, including the approval of Catcha’s stockholders. Upon completion of the Business Combination, Crown’s ordinary shares are expected to trade on the NYSE under the ticker “CGBS”.

The Registration Statement includes a preliminary prospectus with respect to Crown securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the extraordinary general meeting of shareholders of Catcha to vote on, among other things, the Business Combination. The transaction is forecasted to be completed during the fourth quarter of 2023, subject to the Registration Statement being declared effective by the SEC, along with regulatory and shareholder approvals and the satisfaction of other customary closing conditions.

A copy of the Registration Statement is available for review on the SEC’s website at www.sec.gov.

About Crown LNG Holding AS

Crown LNG Holding AS is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based (“GBS”) liquefaction and regasification plants, as well as associated green hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

About Catcha Investment Corp

Catcha Investment Corp (NYSE American: CHAA) is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Catcha is led by Chief Executive Officer Patrick Grove and Chief Financial Officer Wai Kit Wong, and is sponsored by Catcha Group, one of the earliest and most established new economy-focused investment groups in Southeast Asia and Australia.

Important Information and Where to Find It

The registration statement on Form F-4 (the “Registration Statement”) filed by Crown LNG Holdings Limited (“PubCo”) with the U.S. Securities and Exchange Commission (the “SEC”), includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or Crown undertakes any duty to update these forward-looking statements.

Investor Contacts

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media Contacts

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com

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